SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934

or

Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934

333-57209

Commission File Number

KOLMAR LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Perry Morgan

Corporate Center

25 Commerce Drive

Allendale, New Jersey 07401

Telephone: (201) 785-1333

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Copies to:

Peter J. Tennyson, Esq.

Paul, Hastings, Janofsky & Walker LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, California  92626-6200

Guarantees of the 10 7/8% Series B Senior Subordinated Notes due 2006

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or  15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☐  Rule 12g-4(a)(1)(i)

☐  Rule 12g-4(a)(1)(ii)

☐  Rule 12g-4(a)(2)(i)

☐  Rule 12g-4(a)(2)(ii)

☒ Rule 12h-3(b)(1)(i)

☐  Rule 12h-3(b)(1)(ii)

☐  Rule 12h-3(b)(2)(i)

☐  Rule 12h-3(b)(2)(ii)

☐  Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 8

Pursuant to the requirements of the Securities Exchange Act of 1934, Kolmar Laboratories, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2003	By:	/s/ Perry Morgan
Name: Perry Morgan
Title: Chief Financial Officer, Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.